FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, BC Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES                    NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 12, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 – 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 12, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, DC

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

/s/ Chris Robbins

Per:

Chris Robbins

Vice  President

Schedule A

ANGLO SWISS RESOURCES INC. #1904 – 837 West Hastings Street Vancouver, BC V6C 3N7	August 10, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin Exchange: AMO

ANGLO SWISS RESOURCES ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has closed a non-brokered private placement for 4,000,000 units at 10 cents each.  The placement was originally announced in a news release dated June 21, 2004.  Each unit comprises one common share and one share purchase warrant, entitling the holder to purchase an additional common share for 15 cents for a one-year period.

Upon receiving final approval from the regulatory authorities, the shares and warrants will be subject to a minimum hold period, restricted from resale before December 10, 2004; the warrants expire August 10, 2005.

Anglo Swiss acquired 28 mineral claim units in the Nelson Mining District to add to its current gem property in the Slocan/Nelson Mining Districts known as the Blu Starr Gemstone property.  The McAllister and Pipe Groups are contiguous and are located to the southeast of the Blu Starr property.

Anglo Swiss is targeting South-eastern British Columbia for its gem potential as its current discoveries of gemstone (sapphire, iolite, garnet) and a large flake-graphite showing are proof that this area has been long over looked for precious gem deposits.  The recent discoveries of emerald, sapphire, opal and the emergence of the diamond industry throughout Canada have greatly advanced investor acceptance of the potential of Canadian gemstones.

The proceeds of the private placement will be used by the corporation for general working capital and to pay for the costs of continued evaluation of the Blu Starr Gemstone property and the additional 28 units acquired in July of this year.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or Investor Relations at
Daimler Partners
Mr. Peter Holt

Internet www.anglo-swiss.com
Email:  angloswiss@shaw.ca

Telephone: 604-683-0484 Fax: 604-683-7497 Telephone: 604-605-8522